Exhibit 28.1

                                                FOR IMMEDIATE RELEASE
                                                MAY 03, 2002
                                                FOR ADDITIONAL INFORMATION
                                                CONTACT:  RANDY J SIZEMORE
                                                         SR VICE PRESIDENT, CFO
                                                         (260) 358-4680



                    NORTHEAST INDIANA BANCORP, INC. ANNOUNCES
           CASH DIVIDEND AND HOLDS SEVENTH ANNUAL SHAREHOLDER MEETING

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc., (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend of $0.12 per share for the quarter ended March 31, 2002. The dividend will be payable on May 30, 2002 to shareholders of record on May 16, 2002.

NEIB  held  its  seventh  annual   shareholders'   meeting  May  01,  2002.  The
shareholders selected J. David Carnes as director of NEIB for a term to expire in 2005. The 2002 Omnibus Incentive Plan was also approved by the shareholders.

The book value of NEIB's stock was $17.04 per share as of March 31, 2002. The last reported trade of stock at the close of business on May 01, 2002 was $14.26 per share and the number of outstanding shares was 1,532,979.

First Federal Savings Bank serves primarily Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".